Exhibit 99.6

CONSENT OF J. SULLIVAN

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated December 13, 2004, entitled “A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp.” (the “Zinkgruvan Report”); and

2.

The annual information form of the Company dated March 23, 2007, which includes reference to my name in connection with information relating to the Zinkgruvan Report, and the properties described therein.

March 23, 2007

/s/ J. Sullivan

J. Sullivan